FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”)
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change February 10 and 11, 2004

Item 3:

Press Release

The Press Releases were disseminated on February 10 and 11, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and were SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) announced on February 10 and February 11, 2004 that it was proceeding with an offering of US$70 million principal amount of unsecured convertible notes due in February 2011 (the “Convertible Notes”). The Offering remains subject to regulatory approval and customary closing conditions.

Item 5:

Full Description of Material Change

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) (“Bema”) announced on February 10 and February 11, 2004 that it was proceeding with an offering of US$70 million principal amount of unsecured convertible notes due in February 2011 (the “Convertible Notes”). The Offering remains subject to regulatory approval and customary closing conditions.

The seven year Convertible Notes will be issued at par and have an interest rate of 3.25% per annum. The conversion price was set at US$4.664, a price which is 37.5% above the volume weighted average price of Bema’s shares on February 11, 2004 on the American Stock Exchange of US$3.392. The conversion ratio was set at 2144.0823 shares per US$10,000 principal amount of Convertible Notes. The Convertible Notes will be redeemed at par on maturity. In addition, Bema has the right to redeem all outstanding Convertible Notes on or after the third anniversary of closing if the common shares of Bema trade at 120% or more of the conversion price for a specified period of time. Closing is expected on or about February 25, 2004.

Bema issued the Convertible Notes to benefit from attractive financing opportunities available in the current convertible debt market. Proceeds from the offering will be used for the recommencement of gold mining at the Refugio Mine in Chile and the continued development of the Kupol property located in north eastern Russia and for general corporate purposes.

The Notes are unsecured and constitute direct, general and unconditional obligations of Bema. The Notes bear interest from the date of issue of the Notes, currently anticipated to be February 25, 2004, at a rate of 3.25% per annum payable in arrear on February 25 in each year with the first interest payment date being February 25, 2005. Unless previously redeemed, converted, or purchased and cancelled, the Notes will be redeemed on the maturity date of February 25, 2011 at their principal amount.

The holder of each Note has the right to convert such Note into fully-paid common shares of Bema (the “Shares”) at any time during the period beginning on and including June 26, 2004 (being four months and one day following closing) and ending on and including the earlier to occur of: (1) the close of business on February 15, 2011; and (2) if the Notes have been called for redemption before the maturity date, on the close of business on the day which is 10 days before the date fixed for redemption. The number of Shares to be delivered upon conversion shall be determined by dividing the principal amount of the Note by the conversion price in effect on the conversion date.

Bema shall, at the option of the holder of any Note, redeem such Note on September 25, 2009 at a price equal to 100% of its principal amount together with interest accrued but unpaid to such date. The Notes may also be redeemed at the option of Bema at their principal amount together with accrued but unpaid interest to the date fixed for redemption: (1) at any time on or after February 25, 2007, provided that the closing market price of the Shares on the American Stock Exchange on each of not less than ten trading days in any period of 30 consecutive trading days ending not earlier than the seventh day prior to the date on which the relevant notice of redemption is given by Bema to the Noteholders shall have exceeded 120% of the conversion price in effect on such trading day; or (2) at any time if prior to the date on which the relevant notice of redemption is given by Bema less than 10% in principal amount of the Notes originally issued remain outstanding.

The Notes will be issued pursuant to the terms of a Trust Deed to be entered into between Bema and the Bank of New York as trustee.

The Notes are being offered through Barclays Bank plc and Bayerische Hypo-und Vereinsbank (collectively, the “Managers”) outside of Canada and the United States and a commission of 3.5% of the proceeds will be payable to the Managers.

Application has been made to list the Notes, but not the Shares resulting from conversion, on the Luxembourg Stock Exchange. The Shares are listed for trading on the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market.

Bema may elect, upon conversion of the Notes by a Noteholder, to deliver a cash amount to the relevant Noteholder calculated by reference to the prevailing market value of the Shares relative to the conversion price.

The maximum number of Shares issuable upon conversion based on the established conversion price will be 15,008,576 Shares, representing approximately 4.2% of Bema’s current outstanding Shares, however, if certain prescribed events occur, the conversion price will be adjusted and consequently the number of Shares issuable upon conversion of the Notes may be increased.

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 20th day of February, 2004.

"Roger Richer"

Roger Richer, Vice President of Administration,
General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]